VOYA LETTERHEAD

LAW / PRODUCT FILING UNIT
ONE ORANGE WAY, C2S
WINDSOR, CT 06095-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

February 26, 2018

BY EDGARLINK

U.S. Securities and Exchange Commission

100 F Street, NE, Room 1580

Washington, DC 20549

Re:   Voya Insurance and Annuity Company
Post-Effective Amendment No. 2 to the Registration Statement on Form S-3

Prospectus Title:  Voya PotentialPLUS Variable Annuity

File No.: 333-196392

Ladies and Gentlemen:

Voya Retirement Insurance and Annuity Company, as Registrant, and Directed Services, LLC, as Principal Underwriter, hereby request acceleration of the above-referenced Registration Statement to March 2, 2018, in accordance with Rule 461 of the Securities Act of 1933.

If you have any questions, please call the undersigned at (860) 580-2824.

Sincerely,

/s/J. Neil McMurdie

J. Neil McMurdie

PLAN | INVEST | PROTECT	Voya Logo